 Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Sale of shares in Grieg Seafood ASA

Reference is made to the stock exchange release of 26 February 2016 where Marine Harvest ASA ("Marine Harvest") entered into a set of forward contracts to purchase 28,826,736 shares in Grieg Seafood ASA ("Grieg Seafood") for NOK 22 per share.

Marine Harvest has on 18 May 2016 acquired 28,826,736 shares in Grieg Seafood from DNB and Nordea under the set of forward contracts announced on 26 February 2016.

Following the aforementioned transaction Marine Harvest has on 19 May 2016 sold 28,826,736 shares in Grieg Seafood, representing 25.82 per cent of the issued shares in Grieg Seafood, at a price of NOK 39.75 per share. After the transaction, Marine Harvest holds no shares in Grieg Seafood.

For further information, please contact:

Ivan Vindheim, CFO, Mobile: +47 958 71 310

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.